NovelStem International Corp.

2255 Glades Road Suite 221A

Boca Raton, Florida 33431

December 6, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:

Re: NovelStem International Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed October 12, 2022
File No. 000-22908

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 2, 2022, relating to the draft registration statement on Form 10-12G (the “Registration Statement”) of NovelStem International Corp. (the “Company” or “NovelStem”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

We are filing herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment 1 to Form 10-12G Filed October 12, 2022

Item 1. Business, page 2

1.	We note your response to comment 6 and reissue in part. Please clarify what is meant by the reference to “products” in the statement “[w]e believe that NewStem is currently the only company worldwide to develop products...” Namely, please describe whether there are particular product(s) or whether it is the screening in its entirety that is the product. Explain what it means that a target is “validated,” and explain the meaning of the terms AI-based drug discovery, hit to lead process, and ADMET so that investors can understand their significance. Please also clearly state that NewStem does not have any FDA- or EMA-approved medical devices or products.

Response:

The Company notes the Staff’s Comment #1 and has revised the disclosure in Amendment No. 2. Please see page 2 of Amendment No. 2. Our reference to NewStem’s products is intended to comprise:

●	A Medical device platform that provides information to oncologists regarding the presence of mutations in the patient’s tumor profile which may confer resistance to different anti-cancer drugs; and
●	Anticancer drugs that target tumors with specific mutations, based on synthetic-lethal interaction approach.

2.	We reissue comment 8. Please tell us whether the products that will be developed will be considered medical devices. If so, please revise to discuss the relevant approval process.

Response:

The diagnostic product will be considered a medical device. A Pre-Submission regarding the NSDD was submitted to the FDA in March 2022, and the FDA’s written feedback was received in May 2022. The FDA requested that the presented intended use and pivotal clinical testing design be modified. NewStem still needs to present to the FDA a Supplement to the Pre-Sub, presenting such modifications, and asking it to confirm that the de novo route is indeed applicable to the device. Once an agreement is reached with the FDA, the device will be subjected to a retrospective pivotal clinical testing that will be followed by the de novo submission to the FDA.

The Company has revised the disclosure in Amendment No. 2 in accordance with the Staff’s Comment 2. Please see page 4 of Amendment No. 2.

Item 5. Directors and Executive Officers, page 18

3.	We note your response to comment 13 and reissue in part. We note in your response that Jan Loeb is now an “Executive Chairman” and that no Vice President has been appointed. Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall include a President and one or more Vice Presidents.

Response:

The Company notes the Staff’s Comment #3. Presently, and as disclosed in Amendment No. 2, the Company is a development stage company which has generated no revenue to date. As the Company and NewStem continue to grow and their product candidates advance in the regulatory approval process, the Company anticipates appointing additional officers in accordance with the terms of its bylaws to manage the Company’s growth.

4.	We note that Jan Loeb was appointed as Executive Chairman in September. Please explain how this differs from his role as Chairman of the Board, as it appears that he continues to serve only on the Board and not in a policy making function such that he would be an executive officer under the Rule 3b-7 of the Exchange Act. We also note that he is the Chairman of NewStem. Please advise and disclose Mr. Loeb’s duties with respect to the day-to-day operations of NewStem given that he does not appear to be in a policy-making position for either NovelStem or NewStem.

Response:

Jan Loeb has served as the Company’s Chairman since July 2018. Rule 3b-7 of the Exchange Act defines the term “executive officer” in part as an “officer who performs a policy making function or any other person who performs similar policy making functions for the registrant”. Since his appointment in July 2018, Mr. Loeb has acted in an executive capacity on behalf of the Company and has served in a de factco leadership role. In September 2022, the Board appointed Mr. Loeb as Executive Chairman in order to ratify Mr. Loeb’s position and clarify his executive role. With respect to NewStem, Mr. Loeb, as the Chairman, calls and presides over the meetings of NewStem’s Board of Directors. Additionally, Mr. Loeb leverages his financial expertise by guiding NewStem’s financial and strategic planning, including the raising and deployment of capital, developing and modifying NewStem’s business plan and budget and by participating in the negotiation of NewStem’s material contracts as required. NewStem does not currently have an appointed Chief Financial Officer and, as such, Mr. Loeb serves as the de facto Chief Financial Officer and Chief Strategic Officer of NewStem.

Item 8. Legal Proceedings., page 22

5.	We note your response to comment 15 and reissue in part. Please expand on your disclosure to better illustrate the factual basis alleged to underlie the arbitration. Namely, please describe what disagreement caused you to initiate an arbitration proceeding against your partner in Netco Partners and what is meant when you say that you hope to “maximize” the potential value of the NetForce intellectual property. We also note that you have until mid-October 2022 to negotiate a settlement with C.P. Group before arbitration proceedings resume, please update this disclosure if arbitration proceedings have resumed.

Response: The Company has revised the disclosure in Amendment No. 2 in accordance with the Staff’s Comment 5. Please see page 21 of Amendment No. 2.

Item 10. Recent Sales of Unregistered Securities, page 23

6.	We note your response to comment 16 and reissue in part. With reference to the transaction dated December 11, 2019, please provide the name of the person or identify the class of the person who bought the 2,500,000 shares of common stock.

Response:

The Company has revised the disclosure in Amendment No. 2 in accordance with the Staff’s Comment #6. Please see page 23 of Amendment No. 2.

Novelstem International Corp.

Note 1 - Nature of Operations, page F-7

7.	We note your response to comment 1 and reissue in part. Please clarify or update the Company’s holding interest in NewStem Ltd. as it currently still states “31.5%” in this section.

Response:

The Company notes the Staff’s Comment #7. In Note 1 – Nature of Operations, page F-7 in our financial statements as of and for the years ended December 31, 2021 and 2020, we correctly state that as of December 31, 2021, our ownership percentage in NewStem was 31.5%. The Company’s ownership percentage decreased to 30.99% in April 2022 due to the issuance of shares of common stock to a new investor in NewStem at that time, resulting in a slight decrease of NovelStem’s ownership percentage.

The Company has revised the disclosure in Amendment No. 2 in accordance with the Staff’s Comment #7. Please see page 2 of Amendment No. 2.

General

8.	We reissue our request that you provide us with the calculation of the Company’s investment securities as a percentage of its total assets (on an unconsolidated basis) pursuant to Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). If you are taking the position that the Company’s interests in NetCo and/or NewStem are not “investment securities” under Section 3(a)(1)(C) and 3(a)(2) of the 1940 Act, please provide a comprehensive legal analysis supporting your position.

Response:

The following analysis is being provided in response to the Staff’s Comment #8 and a request from the reviewing Staff of the Commission as discussed with Nicholas Nalbantian on November 17, 2022. In particular, the Staff is requesting a more comprehensive analysis as to why the Company should not be classified as an “investment company” as defined in the 1940 Act.

As noted in the Company’s prior responses to the Staff’s Comments with respect to the Registration Statement, the Company again respectfully submits that the Company is not an investment company based on the definition set forth in Section 3 of the 1940 Act based on the analysis provided below.

Objectives of the Act

The policy and purposes of the 1940 Act, as set forth in Section l(b) of the 1940 Act, are “to mitigate and, so far as is feasible, to eliminate” certain conditions, enumerated in that section, which adversely affect the public interest and interest of investors. The “findings and declaration of policy” set forth in Section 1(a) of the 1940 Act notes that “the principal activities of such companies” are “investing, reinvesting, and trading in securities.” A typical investment company would hold multiple investments as a means of diversifying its portfolio with the goal of maximizing returns for its investors. A typical investment strategy of an investment company would also consist of an exit strategy.

By contrast, the Company’s its ownership interest in NewStem is a relatively illiquid and restricted investment and constitutes its only material equity ownership in an operating entity. The Company is actively engaged in the management, financial activities and strategic planning of NewStem and is focused almost entirely on the continuing growth of NewStem. There is no intention to engage in “trading” in such securities or any other investments.

Definition of Investment Company

In broad terms, an investment company is any arrangement by which a number of persons invest funds in a “company” that is itself engaged in investing in securities. In view of this, Section 3(a)(1) of the Act defines an “investment company” as an issuer which:

A.	Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.

B.	Is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

C.	Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per cent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We respectfully submit that the Company does not fall within the scope of the criteria enumerated in any of the foregoing tests for defining an “investment company”.

First, the Company is not and does not propose to engage in the business of issuing “face-amount certificates of the installment type” and, therefore, does not fall within Section 3(a)(1)(B)’s definition.

Moreover, the Company is not, nor holds itself out as, nor proposes to engage primarily in, the business of investing, reinvesting or trading in securities as required to meet the definition in Section 3(a)(1)(A). Rather, the Company has consistently described itself to investors and the business world as a biotechnology company engaged through NewStem in the development and commercialization of stem-cell-based diagnostic technology. For example, in shareholder updates and other press releases dated December 16, 2019, April 21, 2020 and December 1, 2020, NovelStem consistently described itself, respectively as:

●	“a biotechnology company focused on stem-cell-based diagnostic technology to aid the selection of cancer therapeutic agents being developed by its Israel-based affiliate, NewStem Ltd.”
●	“a biotechnology company focused on its stem-cell-based technology platform, developed by Israel-based affiliate, NewStem Ltd.”
●	“a biotechnology company focused on the stem cell-based technology platform developed by 30%-owned, Israel-based NewStem, Ltd.”

Later press releases consistently describe NovelStem in a similar fashion. For example, on October 13, 2022, the Company issued a press release announcing that it had become an SEC-reporting company as a result of the effectiveness of the Registration Statement. In that release, NovelStem described itself as:

a development-stage company focused on the stem cell-based technology platform developed by 30%-owned, Israel-based NewStem Ltd.

As previously disclosed, the Company was formed in 1993 and until December 15, 2010, comprised various businesses focusing primarily on online ticket sales, deriving revenue primarily from Broadway, Off-Broadway and London’s West End ticket sales to individuals and groups, as well as advertising and book development license fees and royalties. The Company divested its ticketing division in 2010 and remained focused on its advertising sales and intellectual properties divisions.

In July 2018 the Company acquired its initial ownership interest in NewStem, a research and development company focused on human Pluripotent Stem Cells (hPSCs) in general, and Haploid human Pluripotent Stem Cells (HhPSCs), in particular. In that respect, the Company also changed its name to NovelStem to further reinforce its identity with NewStem.

Substantially all of NovelStem’s assets, operations and management resources are committed to NewStem’s business and strategic growth. NovelStem’s Executive Chairman and its other Directors, most of whom have pharmaceutical and life science backgrounds, are actively involved in, and devote a significant amount of time and expertise to NewStem’s business, financing and strategic growth. Additionally, Jan Loeb, the Executive Chairman of the Company, is also the Chairman of NewStem. Through this shared management structure, in addition to its significant ownership stake and various other preemptive and shareholder rights, the Company believes that its business and operations are synonymous with those of NewStem.

Accordingly, NovelStem acts as a holding company and views NewStem as the functional equivalent of an operating subsidiary through which NovelStem conducts business. NovelStem has consistently described itself as effectively a holding company engaged through NewStem as a biotechnology company. At no time has the Company ever described itself as being in, or proposing to be in, the “business of investing, reinvesting, owning, holding, or trading in securities” which is a key criterion for it to be considered an “investment company” as defined in the 1940 Act.

As disclosed in the Registration Statement, the Company’s main assets are its 30.99% ownership interest in NewStem, and its 50% joint venture interest in NetCo. As noted, NetCo is a joint venture between NovelStem and C.P. Group Inc., each of which holds a 50% interest. As part of the joint venture, the Company was responsible for, among other things, developing, producing, manufacturing, advertising, promoting, marketing and distributing illustrated novels owned by the joint venture and related products. As a result, the Company respectfully submits that its interest in NetCo is not a “security” as defined in Section 1(a)(36) of the 1940 Act and, therefore, is not an “investment security” within the meaning of the 1940 Act.

Finally, Section 3(a)(1)(C) defines an investment company as a business that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per cent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” The plain reading of this subsection would seem to require a two-step determination, meaning that the ownership of assets should not by itself be dispositive since that would render the first part of the subsection superfluous. First, the entity must be engaged in, or proposes to be engaged in, “the business of investing, reinvesting, owning, holding or trading in securities”. As described in detail above, the Company is neither engaged in nor does it propose to be engaged in the business of investing, reinvesting, owning, holding or trading in securities, and therefore fails to meet the first criterion.

Although the Company does not meet the first component of this definition, we now turn to the second part of the definition which focuses on the composition of the Company’s assets. As reflected in the Company’s financial statements, the Company’s ownership in NewStem represents a value exceeding 40 per cent of the value of the Company’s total assets (exclusive of Government securities and cash items). The Company acknowledges that, for this reason, and for this reason alone, its shares in NewStem may be viewed by the Commission as “investment securities” as described in Section 3(a)(2) of the 1940 Act since the Company does not own a majority of the NewStem shares even though, as noted above, no other shareholder in NewStem has a greater ownership interest than the Company.

We respectfully submit that whether the Company is or is not an “investment company” subjected to regulation under the 1940 Act should not turn entirely on the sole fact that the Company’s ownership interest in NewStem is 30.99% rather than more than 50%, which would result in the formal consolidation of NewStem as NovelStem’s subsidiary. As noted above, since acquiring its ownership interest in NewStem in 2018, NovelStem has consistently stated that it is biotechnology company focused on stem-cell-based diagnostic technology to aid the selection of cancer therapeutic agents being developed by its Israel-based affiliate, NewStem Ltd. As discussed above and in the Registration Statement, substantially all of the Company’s operations and management resources are tied to those of NewStem. While the Company does not currently own a majority of NewStem’s outstanding equity, NewStem functions effectively as an operating entity through which NovelStem conducts business. The Company considers its main business line to be the business of NewStem and views itself as a holding company which conducts business through NewStem. As a result of its equity position and shared management, including Jan Loeb who functions as the Chairman of both companies, NovelStem exerts significant influence over NewStem’s operations, financial position and strategic plan. The Company’s main focus is to develop the business and operations of NewStem through its rights as a large shareholder and its overlapping management structure. The Company has no plans to acquire any additional business lines or entities or acquire any additional investments (unless expressly synergistic with its ownership in NewStem), which would otherwise be a hallmark of a typical investment company.

We also note that the Company is not obligated under Section 12 of the Exchange Act to register as a reporting company. It elected to do so voluntarily to provide greater transparency to investors. To impose the additional substantial regulatory requirements of the 1940 Act would result in the Company bearing significantly greater accounting, legal, compliance and other operating costs and management resources and greater restrictions, which, given the facts in this case, we believe to be unwarranted and of no additional benefit to investors.

Accordingly, for the reasons stated above, the Company respectfully submits that it is not an investment company pursuant to the Act.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
Executive Chairman